Exhibit 4.56
DEED OF NOVATION
THIS DEED OF NOVATION is made the 21st day of September 2018
BETWEEN
(1)
VLGC GAMMA OWNING LTD a company existing under the laws of the Marshall Islands with its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the "ORIGINAL OWNERS")

and
(2)	CLEARLAKE SHIPPING PTE LTD a company existing under the laws of Singapore, with registered office at 12 Marina Boulevard, # 35·02 MBFC Tower 3, Singapore 018982 (the "CHARTERERS")
and
(3)	MERIDIAN 11 LIMITED a company existing under the laws of the Bermuda with its registered address at Canon’s Court 22, Victoria Street, Hamilton, HM12, Bermuda (the "NEW OWNERS")
Collectively the “Parties” and each a “Party”.
WHEREAS:
(A)
The Original Owners and the Charterers entered into a charter party dated 10 November 2015 for the hire of MV MONT FORT (the "Vessel") by the Charterers from the Original Owners for a period of ten (10) years upon the terms and conditions set out therein (the "Time Charter Party"). The Vessel was delivered to the Charterers under the Time Charter Party on 5th November 2017 at 02:30 hours UTC.

(B)	The Charterers procured the issuance to the Original Owners of a performance guarantee (the "Existing Guarantee") from Gunvor Group Ltd of Cyprus (the "Existing Guarantor").
(C)
The Original Owners have agreed to sell and the New Owners have agreed to purchase the Vessel pursuant to a contract of sale as amended and supplemented from time to time between them dated 4th July 2018 (the "MOA").

(D)
It is a condition precedent under the MOA that the Vessel shall be sold with balance of the Time Charter Party. Subject to the terms of the MOA, the Original Owners have agreed to deliver the Vessel to the New Owners together with the balance of the Time Charter Party and the New Owners have agreed to take delivery of the Vessel together with the balance of the Time Charter Party.

(E)
The Parties hereto have agreed, inter alia, with effect from the Effective Date (as defined below), and upon the terms and conditions set out herein, to novate the Time Charter Party and replace the Original Owners with the New Owners.

NOW THEREFORE THIS DEED WITNESSETH as follows:
1.	Novation
1.1
By mutual agreement between the Parties and in consideration of the mutual promises, undertakings and releases herein contained, all rights and obligations of the Original Owners under the Time Charter Party shall be novated and transferred from the Original Owners the New Owners and the New Owners shall be bound by the terms and conditions of the Time Charter Party in the place of the Original Owners as the owner under the Time Charter Party, save that the New Owners shall not have any liability for claims, demands, costs, loss, damages, expenses or liabilities whatsoever and howsoever arising in relation to the Time Charter Party prior to the Effective Date, whether or not such claims are known at the Effective Date;
1.2
The Original Owners hereby release and discharge the Charterers from all their obligations whatsoever contained in the Time Charter Party, and from all claims and demands whatsoever arising out of or in respect of the Time Charter Party whether prior to, on or subsequent to the Effective Date;

1.3
The New Owners agree to perform all the duties and to discharge all the obligations of Original Owners under the Time Charter Party and to be bound by all the terms and conditions of the Time Charter Party in every way as if New Owners were named in the Time Charter Party ab initio in place of Original Owners. Without limiting the generality of the foregoing, the New Owners and the Charterers acknowledge and agree that the Charterers shall only have the right to enforce against the New Owners the Time Charter Party and pursue all claims and demands (future) whatsoever arising out of or in respect of the Time Charter Party the cause of which being incurred or arising on or subsequent to the Effective Date;

1.4
The Charterers hereby release and discharge the Original Owners from all their obligations whatsoever contained in the Time Charter Party, and from all claims and demands whatsoever arising out of or in respect of the Time Charter Party whether prior to, on or subsequent to the Effective Date;

1.5
The Charterers agree to perform all their duties and all their obligations under the Time Charter Party and to be bound by all the terms and conditions of the Time Charter Party in every way as if New Owners were named in the Time Charter Party ab initio in place of Original Owners. Without limiting the generality of the foregoing, the Charterers and the New Owners acknowledge and agree that the New Owners shall only have the right to enforce against the Charterers the Time Charter Party and pursue all claims and demands (future or existing) whatsoever arising out of or in respect of the Time Charter Party the cause of which being incurred or arising on or subsequent to the Effective Date;

1.6
In this Deed the expression "Effective Date" means the date and time the Vessel was delivered to the New Owners by the Original Owners as evidenced by the Protocol of Delivery and Acceptance signed by the New Owners and the Original Owners, pursuant to the MOA.

The Original Owners shall provide to the New Owners and the Charterers approximate notices of the anticipated Effective Date, fifteen (15), seven (7), five (5), three (3), two (2) and then one (1) day definite notice in advance of the Effective Date, stating the date and time.
2.	Amendments to the Time Charter Party
2.1	The Charterers agree that from the Effective Date the new managers of the Vessel appointed by the New Owners shall be :
Bernhard Schulte Shipmanagement (Singapore) Pte Ltd, a company existing under the laws of Singapore with registered office at 152 Beach Road, #32-00 Gateway East, Singapore 189721 (Tel: +65 6309 5253).

2.2
The Charterers agree that from the Effective Date the New Owners shall have the right to change the name of the Vessel, the class, and her flag to Vega Sun, DnV-GL (i.e. no change) and Liberia respectively. The New Owners warrant and undertake that such changes shall be effected without affecting the Charterers’ operations adversely and any costs and expenses related thereto including off-hire shall be borne by the New Owners.

3.	Warranties
The New Owners warrant and undertake that:
3.1	they are, as at the Effective Date, the registered owners of the Vessel; and
3.2
before the Effective Date, they shall provide the Charterers details of the bank account where payment of the hire and other monies due under the Time Charter Party referred in Clause 9 of the Time Charter Party.

3.3	Each Party represents and warrants to each of the other Parties that:
a.	it has power, capacity and authority to execute and deliver this Deed;
b.	this Deed is valid and binding on it;
c.	it has received all such information and explanation as it may require or be considered to require in order to enter into this Deed; and
d.	it is aware that each Party to this Deed is relying upon the warranties in this Deed in executing and delivering this Deed.
4.	Charter Hire
4.1
The Original Owners shall be paid hire by the Charterers in accordance with the Time Charter Party up to the Effective Date. The New Owners shall be paid hire by the Charterers in accordance with the Time Charter Party from the Effective Date. Payment shall be made to the New Owners in accordance with the clause 3.2 above of this Deed.

4.2
If hire or charge has been paid by the Charterers to the Original Owners for a period extending beyond the Effective Date, there shall be an appropriate accounting adjustment made between the Original Owners and the New Owners and payment shall be made accordingly by the Original Owners to the New Owners at the Effective Date or as soon thereafter as may be convenient but not later than within five (5) working days after the Effective Date. Neither the Original Owners nor the New Owners shall have any claims against the Charterers in respect of any hire or charge earned after the Effective Date which was properly paid in advance to the Original Owners by the Charterers in accordance with the terms of the Time Charter Party.

5.	Guarantee
Within two (2) business days of the Effective Date, the Charterers shall deliver to the New Owners either a valid and legally binding novation to the Existing Guarantee (such novation to be in a form acceptable to the New Owners, acting reasonably) or a new valid and legally binding guarantee substantially in the same form as the Existing Guarantee. Such novated or newly issued Guarantee shall be effective from the Effective Date.
6.	Costs and Expenses
Each Party shall pay its own costs, charges and expenses in relation to the negotiation and execution of this Deed.

7.	Third Party Rights
No third parties may enforce any term of this Deed, whether under the Contract (Rights of Third Parties) Act 1999 or otherwise.
8.	Notices
All notices, requests and other communications required or permitted to be given by the Charterers to the New Owners under the Time Charter Party shall be given to the New Owners’ as follows:
C/O J.P. Morgan Asset Management
60 Victoria Embankment
London EC4Y 0JP
United Kingdom
Tel: +44(0)2077421103
Email:
vidit.d.tewari@ipmorgan.com
nicholas.e.meer@jpmorgan.com
For the attention of Vidit Tewari and Nick E. Meer
9.	Dispute Resolution
9.1	This Deed shall be governed by and construed in accordance with English law.
9.2
All disputes arising under, out of or in connection with this Deed between Original Owners and New Owners or between Original Owners and Charterers shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause  The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced. The reference shall be to three arbitrators. In cases where neither the claim nor any counterclaim exceeds the sum of USD100,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

9.3
All disputes arising under, out of or in connection with this Deed or the Time Charter Party between New Owners and Charterers shall be referred to arbitration in accordance with Clause 46 of the Time Charter Party.

IN WITNESS WHEREOF this Deed has been duly executed and delivered on the date first written above.
EXECUTED AND DELIVERED AS A DEED
by VLGC GAMMA OWNING LTD
acting by Georgios A. Kaklamanos		/s/ Georgios Kaklamanos
its attorney-in-fact duly authorised
in the presence of

Witness:		/s/ Eriketi Koylyva
Name:	Eriketi Koylyva Attorney-at-Law
Address:	16 Illossoy Str. 134 50 Nukara, Athens, Greece Mob: 30 6954 676079

EXECUTED AND DELIVERED AS A DEED
by CLEARLAKE SHIPPING PTE LD
acting by Capt. Mani Raaj Sivalingam		/s/ Mani Raaj Sivalingam
in the presence of Director

Witness:	Alan Ong	/s/ Alan Ong
Name:
Address:	BLK, 443, Sin Ming Ave. #09-433, 5570443

EXECUTED AND DELIVERED AS A DEED
by MERIDIAN 11 LIMITED
acting by Phillip Anderson		/s/ Phillip Anderson
its attorney-in-fact duly authorised
in the presence of

Witness:		/s/ Tiffany Sousa
Name:	Tiffany Sousa
Address:	Canons Court 22 Victoria Street Hamilton HM 12 Bermuda